May 19, 2014

VIA ELECTRONIC TRANSMISSION

Kenneth Ellington

Financial Analyst

U.S. Securities and Exchange Commission

Division of Investment Management
Disclosure Review Office

100 F. Street, N.E.

Washington, DC 20549

Re:

Response to Staff Comments Regarding Vertical Capital Income Fund
(File Nos. 333-173872; 811-22554) September 30, 2013 Annual Report

Dear Mr. Ellington:

This correspondence is submitted in response to the Staff's comments received on April 25, 2014 related to the September 30, 2013 annual report ("Annual Report") for the Vertical Capital Income Fund (the "Registrant" or "Fund").  We have included a summary of the comments and the Registrant's responses thereto, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1.  When making any notice of late filing pursuant to Rule 12b-25 that is caused, at least in part, by a delay related to a required opinion, report or certification to be provided by a person other than the Registrant, such as the Fund’s Independent Registered Public Accounting Firm, please include as an exhibit a letter from the other person describing the nature of the delay that is consistent with the Registrant’s description of the nature of the delay under the heading "PART III - NARRATIVE" of Form 12b-25.

Response:  The Registrant undertakes to include a letter from the relevant other person under the circumstances described above.

Comment 2.  When filing annual or semi-annual reports, as required by Note 8 of Rule 12-12 of Reg S-X, please include in a footnote to the schedule of investments the following amounts based on cost for Federal income tax purposes:

(a) aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost,

(b) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value,

(c) the net unrealized appreciation or depreciation, and

(d) the aggregate cost of securities for Federal income tax purposes.

Response:  The Registrant undertakes to include the Federal income tax appreciation and/or depreciation related disclosure as described above.

Comment 3.  Because the Annual Report includes the "Report of the Independent Registered Public Accounting Firm" which is dated December 5, 2013, it would appear that the Annual Report could not have been mailed to shareholders within 60 days following the end of the fiscal year as required under Rule 30e-1 of Reg S-X. Please state when the mailing to shareholders commenced and whether the Board of Trustees is aware of this delay.

Response:  The mailing to shareholders commenced on December 11, 2013.  The Board of Trustees has been made aware and has instructed Fund-related parties to enhance their reporting procedures to assure timely filing and mailing of all Fund documents, forms and reports.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call the undersigned at 614-469-3238.

Sincerely,

/s/ Parker D. Bridgeport